

Ex Zero Carbon, Inc. (the "Company") a Florida Corporation

Financial Statements and
Independent Auditor's Report

Year ended December 31, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Ex Zero Carbon, Inc.

We have audited the accompanying balance sheet of Ex Zero Carbon, Inc. as of December 31st, 2021, and the related statements of income, stockholder's equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Ex Zero Carbon, Inc. as of December 31st, 2021, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 6, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	997
Due from Related Party	4,317
Total Current Assets	5,315
TOTAL ASSETS	5,315
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accrued Interest	3,601
Total Current Liabilities	3,601
Convertible Debt, net of Issuance Costs of $14,300	206,375
Total Long-Term Liabilities	206,375
TOTAL LIABILITIES	209,976
EQUITY	
Accumulated Deficit	(204,661)
Total Equity	(204,661)
TOTAL LIABILITIES AND EQUITY	5,315

Statement of Operations

	Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing - Related Party	36,886
Management Services - Related Party	24,250
General and Administrative	21,174
Research and Development - Related Party	116,500
Total Operating Expenses	198,810
Operating Income (loss)	(198,810)
Other Expense	
Interest Expense	5,852
Other	-
Total Other Expense	5,852
Provision for Income Tax	-
Net Income (loss)	(204,661)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(204,661)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Related Party	(4,317)
Accrued Interest	3,601
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(716)
Net Cash provided by (used in) Operating Activities	(205,378)
FINANCING ACTIVITIES	
Debt Issuances	220,675
Debt Issuance Costs	(14,300)
Net Cash provided by (used in) Financing Activities	206,375
Cash at the beginning of period	-
Net Cash increase (decrease) for period	997
Cash at end of period	997

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/22/2021 (Inception)	-	-	-	-	-
Issuance of Common Stock	25,000,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(204,661)	(204,661)
Ending Balance 12/31/2021	25,000,000	-	-	(204,661)	(204,661)

Ex Zero Carbon, Inc.
Notes to the Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ex Zero Carbon, Inc ("the Company") was formed in Florida on January 22nd, 2021. The Company plans to earn revenue by the sales, licensing, and leasing of equipment from a related party that converts waste into clean electricity heating and cooling. The Company has entered into a licensing agreement with a related party to license the patents, know-how, software, copyrightable matter, trademarks currently held by the related party to generate revenues.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have an equity-based compensation plan as of December 31st, 2021.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Florida. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings on a gross basis. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2021, the Company entered into a service agreement with Ex Ventures, Inc. ("Ventures"), an entity owned by Julien Uhlig, who is also the CEO of the Company whereby Ventures provided the Company with capital marketing and management services during its crowdfunding raise in exchange for a service fee of $48,500. This fee was split 50/50 amongst marketing and professional management services as seen on the Company's Statement of Operations.

In 2021, the Company entered into a service agreement with Ex Zero Carbon Pte. Ltd. ("Carbon"), an entity owned by Lorrayne Ribeiro, an engineer for MFC Multi Fuel Conversion GmbH ("MFC"), whereby Carbon provided the Company with research and development services. In September 2021, the Company entered into a purchase order with MFC Multi Fuel Conversion GmbH ("MFC") worth $250,000. As of December 31, 2021, Carbon has paid $112,000 of this total invoice for equipment on behalf of the Company.

MFC has been awarded over EUR 2.5M in German Government Funding directly or as part of research collaborations. MFC maintains its independence because foreign ownership drastically reduces funding opportunities. All developments are licensed directly or via MHR Holding Pte. Ltd. to EX Zero Carbon, Inc. (please see "Subsequent Events" note).

MHR Holding Pte. Ltd. ("MHR") is a holding company registered in Singapore that is 72.5% owned by the engineer of MFC, and 23.5% owned by a lawyer providing professional services to the Company. In June 2021, the Company entered into a Share Distribution Agreement with MHR whereby the Company sold 25M shares of its Common Stock in exchange for $100 stock subscription receivable thereby making MHR the sole owner of the Company.

Please see "Subsequent Events" note regarding a loan from Ex Ventures, Inc.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements (the "Notes") for the purposes of funding operations. The interest on these Notes was 6% and they incur a 7.5% issuance fee on the aggregate principal amount payable to the funding portal through which these Notes are raised. The principal amounts plus any accrued interest are to be repaid at the demand of the Holders of the majority of the outstanding principal prior to conversion with maturities ranging in 2023. In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while these Notes remains outstanding in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes such as Simple Agreements for Future Equity) (a "Qualified Financing"), then the outstanding principal amounts of these Notes and any unpaid accrued interest shall automatically convert in whole without any further action by the Holders into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.7, and (ii) the quotient resulting from dividing $10,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes such as Simple Agreements for Future Equity).

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes Payable	220,675	6%	2023	-	220,675	220,675	3,601
Total				**-**	**220,675**	**220,675**	**3,601**

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	220,675
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 250,000,000 shares of Common Stock with no par value per share. 25,000,000 shares were issued and outstanding as of December 31, 2021.

Voting: Common Shareholders are entitled to one vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 6, 2023, the date these financial statements were available to be issued.

In March and April 2022, the Company entered into multiple convertible promissory notes for a total of $135,000 for the purposes of funding its operations. This promissory notes mature in March and April 2024 and carry the same terms of repayment or conversion as those convertible notes disclosed above.

In September 2022, the Company entered into an Exclusive License Agreement with MFC Multi Fuel Conversion GmbH ("MFC"). MFC is active in the environmental industry for production of electric and thermal energy from combustion of renewable resources, particularly biomass, notably in the form of waste, and has developed extensive technical knowledge in this area, comprised inter alia in patent applications, utility models, know how/trade secrets including, but not limited to, basic and applied combustion technology. The Company desires to exclusively license from MFC the patents and know-how and software and other copyrightable matter and license the trademarks to enable the Company to exclusively market and license the underlying technologies to third parties, to exclusively prosecute & de-fend IP rights to these technologies, as well as to continue to develop the underlying technologies in any respect it deems fit.

In December 2022, the Company entered into an unsecured loan agreement with a related party (Ex Ventures, Inc.) for $55,000 with an interest rate of 1% that began to accrue on November 30, 2022. This loan has a maturity date in November 2025.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.